October 11, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

EMERGES FROM CHAPTER 11 BANKRUPTCY PROTECTION

Mexico City – October 11, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announced that its prepackaged Chapter 11 plan of reorganization (the “Plan”) has become effective today. Maxcom has thus successfully emerged from chapter 11 only 79 days after voluntarily filing for bankruptcy protection.

As previously reported, the U.S. Bankruptcy Court for the District of Delaware entered an order confirming the Plan on September 10, 2013. Confirmation of the Plan was fully consensual—the only class of creditors entitled to vote overwhelmingly voted in favor of the Plan and no party objected to confirmation of the Plan.

In connection with the Plan, Maxcom completed a recapitalization and debt restructuring that will significantly reduce Maxcom’s debt service obligations and position Maxcom for growth with a US$45 million capital infusion. As a result of the restructuring of Maxcom’s funded debt obligations under the Plan and the parallel out-of-court transactions (i.e., the simultaneous Mexican and U.S. tender offers and new capital contribution described further below) effectuated in accordance with applicable Mexican and U.S. law, Maxcom now emerges from chapter 11 with a healthy, sustainable balance sheet and a new capital contribution from the new owners of a substantial portion of Maxcom’s equity. This capital will permit Maxcom to continue to upgrade and expand its telecommunications network, thereby solidifying Maxcom’s long-term growth prospects and operating performance.

As anticipated, the restructuring did not adversely affect Maxcom’s customers, employees, or vendors. All telecommunications services continued without change or interruption, and employees and vendors were paid in the ordinary course of business.

Previously Announced Recapitalization and Debt Restructuring

Maxcom, private equity firm Ventura Capital Privado, S.A. de C.V. (“Ventura”), an ad hoc group (the “Ad Hoc Group”) holding an aggregate amount of approximately US$86 million of Maxcom’s 11% Senior Notes due 2014 (the “Senior Notes”), and certain of its current equity holders reached agreement on the terms of the restructuring and support agreement, recapitalization agreement, and agreements to tender. Pursuant to the recapitalization agreement, Ventura and certain related parties (the “Purchasers”) agreed to make a capital contribution of US$45.0 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.$2.90 (two pesos and 90/100) per CPO (the “Offer Price”), up to 100% (one hundred percent) of the issued and outstanding shares of Maxcom, subject to the terms of the recapitalization agreement. The Purchasers’ obligation to consummate the tender

October 11, 2013

offer and make the capital contribution was subject to a number of conditions, including receiving legal and regulatory approvals from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes), and the Mexican Antitrust Commission (Comisión Federal de Competencia); and the absence of certain material adverse effects.

Pursuant to the terms of the Plan, all classes of creditors are unimpaired and being paid in full under the Plan, except for the Senior Notes claims, which receive (1) the step-up senior notes (which include the capitalized interest amount for unpaid interest accrued on the Senior Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Senior Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan. The step-up senior notes: (a) are being issued in an aggregate principal amount of US$ $180,353,962, which reflects the amount of the Senior Notes less the amount of Senior Notes held in treasury by the Company plus the capitalized interest amount; (b) bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; (c) have a maturity date of June 15, 2020; (d) are secured by the same collateral that currently secures the Senior Notes; and (e) are unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C.

As previously announced, the Company engaged Lazard and its alliance partner Alfaro, Dávila y Ríos, S.C. as its financial advisor and Kirkland & Ellis LLP and Santamarina y Steta, S.C. as its U.S. and Mexican legal advisors in connection with its restructuring proceedings and potential Chapter 11 case. The Ad Hoc Group has retained Cleary Gottlieb Steen & Hamilton LLP and Cervantes Sainz, S.C., as its U.S. and Mexican legal advisors. Ventura has retained VACE Partners as its financial advisor, and Paul Hastings LLP and Jones Day as its U.S. and Mexican legal advisors, respectively.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-

October 11, 2013

added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

Forward-Looking Statements

This document includes forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding Maxcom’s ability to continue to upgrade and expand its telecommunications network, its long-term growth prospects and its operating performance. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission (“SEC”) filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.